DC

02012992

NO ACT
P.E 12-31-01
1-02360

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

January 16, 2002

Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2002

Re: International Business Machines
Incoming letter dated November 15, 2001

Dear Mr. Wade:

This is in response to your letter dated December 31, 2001 concerning a shareholder proposal submitted to IBM. On December 21, 2001, we issued our response expressing our informal view that portions of the proposal could be excluded from IBM's proxy materials under rule 14a-8(i)(3) unless the proponent revised the proposal in a specified manner. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Stuart S. Moskowitz
Senior Counsel
Office of the Senior Vice President and
General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

C12GT

Donald S. Parry
1178 Wood Duck Hollow
Jacksonville, Fl., 32259-2932
December 5, 2001

Office of the Chief Counsel, Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Reply to IBM's November 15, 2001 letter concerning my Stockholder Proposal on Executive Compensation. .

Dear Members of the Office of the Chief Counsel, Division of Corporate Finance,

I received a copy of IBM's letter dated November 15, 2001 The letter states that the stockholder proposal I submitted "may properly be omitted from IBM's proxy materials".

I am sending this letter to advise you that I will be sending a detailed response in the near future. Please do not make any decision until you have have had a chance to read and consider my reply. Thank you.

Very truly yours,

Donald S. Parry

cc: Stuart S. Moskowitz

Frederick B. Wade
ATTORNEY AT LAW

SUITE 740
Fax (608) 255-3358 122 WEST WASHINGTON AVENUE Phone (608) 255-5111
MADISON, WISCONSIN 53703

December 31, 2001

BY FAX and U.S. MAIL

Keir Devon Gumbs
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Request for Reconsideration of the Staff's Decision Concerning the Request of IBM for a No-Action Letter With Respect to the Stockholder Proposal of Donald Parry

Dear Mr. Gumbs:

As counsel for Donald S. Parry, I hereby request reconsideration of parts of the staff's decision, dated December 21, 2001, which denied the request of IBM for a no- action letter on the condition that Mr. Parry make certain revisions in his statement of support. This request is limited to two points, in view of the fact that you advised me, during our telephone conversation earlier today, that the staff did receive my letter of December 14, and did consider the arguments made in that letter, prior to issuing its decision.

In response to the staff decision, Mr. Parry has revised the statement of support of the proposal to conform to the changes that are specified in the staff decision, and has sent those changes to counsel for IBM under separate cover, in order to preserve his right to have the proposal included in IBM's proxy statement for the 2002 annual meeting. However, he is also requesting, through counsel, that the staff reconsider and modify two parts of its decision.

First, according to Staff Legal Bulletin No. 14 (Shareholder Proposals), the staff may permit revisions of a statement of support "if the proposal contains specific statements that may be materially false or misleading . . . ." Yet, the staff decision agreed with the company's argument that paragraph 3 should be deleted in its entirety, despite the fact that IBM did not meet its burden of proving that such a drastic deletion was necessary to deal with the three specific objections that it raised.

In this context, IBM alleged that the paragraph was false and misleading because it subtracted \$1.7 billion in pre-tax pension income from its after tax profit of \$8.1 billion, because it failed to deduct the costs related to defined contribution plans from the pre-tax figure, and because it also failed to deduct the costs of certain nonpension post-retirement benefits. However, it did not deny the truth of the first sentence that "IBM reported 'record after-tax profit of \$8.1 billion' for 2000." Nor did it deny the truth of the fact that , in the absence of pension income, "IBM's reported net profit would have fallen from the prior year."

Under these circumstances, we submit that Mr. Parry should not be required to delete paragraph 3 in its entirety, even if the staff is of the opinion that there may be some basis for the company's view that "specific statements . . . may be materially false or misleading . . . ." We request that Mr. Parry be permitted to make deletions that are sufficient to meet the specific objections that the company has made, so that the paragraph may be retained in the following form:

> "IBM reported "record after-tax profit of $8.1 billion for 2000. But without "pension income" IBM's reported net profit would have fallen from the prior year."

This form is both accurate and factual. All of the words are in the original text. And it makes an important link in the argument of the proponent as to why the proposal should be adopted.

Second, we request that paragraph 5 of the original statement of support be recast, consistent with the change that the staff has mandated with respect to paragraph 1, in order to make clear that the second sentence is a statement of the proponent's opinion. With this change, we believe there would be no possible argument that the sentence is "materially false or misleading," and the paragraph would therefore read:

> "We believe compensation ought to be based on performance. <u>In our opinion</u>, it should not be distorted by "pension income" because that source of reported income does not reflect the operational performance of the company, money actually received by the company, or the performance of executives." (emphasis added).

I am sending copies of this letter under separate cover to counsel for IBM and to the proponent. Please let me know if you have any questions. While I will be out of my office until January 7, 2002, you may call me prior to that time at 608-217-6633.

Sincerely

Frederick B. Wade

Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703